UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

______________________

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Q2 2019 Investor Presentation

Item 1

Q 2 2019 Results Raviv Zoller, President & CEO July 31 , 2019

Disclaimer and Safe Harbor for Forward - Looking Statements The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Israel Chemicals Ltd . ( “ ICL ” or “ Company ” ) securities or in any securities of its affiliates or subsidiaries . This presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward - looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “ predict ” or similar expressions are used, the Company is making forward - looking statements . Such forward - looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non - historical matters . Because such statements deal with future events and are based on ICL ’ s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20 - F for the year ended December 31 , 2018 , and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U . S . Securities and Exchange Commission (SEC) . Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward - looking statements . Although the Company believes that the expectations reflected in such forward - looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved . Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward - looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise . Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information . Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information . Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed . Internal estimates and studies, which we believe to be reliable, have not been independently verified . We cannot assure that such data is accurate or complete . Included in this presentation are certain non - GAAP financial measures, such as sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted EBITDA excluding divested businesses, Adjusted net income excluding divested businesses, adjusted EPS excluding divested businesses and free cash flow, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors . These non - GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS . Please refer to our Q 2 2019 press release for the quarter ended June 30 , 2019 for a reconciliation of the non - GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS . 2 Important Legal Notes

3 Q2 2019 Highlights x Another strong quarter highlighted by margin expansion and cash generation x Sales increased by 4%, operating income increased by 40% and adjusted operating income (1) increased by 22% x Net income of $158 million compared to $101 million in Q2 2018. Adjusted net income of $151 million compared to $113 million in Q2 2018 x EPS of $0.12 compared to $0.08 in Q2 2018. Adjusted EPS of $0.12, compared to $0.09 in Q2 2018 x A dividend of 5.7 cents/share, reflecting a dividend yield of over 4% (2) x Fitch recognized ICL’s balanced capital allocation approach, increasing its credit rating outlook from ‘stable’ to ‘positive’ and reaffirming a BBB - rating x MAALA granted ICL the highest ranking of ‘Platinum+’, reflecting ICL’s focused efforts on sustainability and corporate responsibility See Appendix for a reconciliation of adjusted operating income to operating income; adjusted net income to net income; net income to adjusted EBITDA excluding divested businesses and adjusted EPS. (1) Adjusted operating income and operating cash flow for Q2 2019 include a positive impact of the new IFRS 16 accounting standar d i n the amounts of $3 million and $9 million respectively. (2) LTM dividend yield

Key Financial Metrics

$ millions	Q2 2019	Q2 2018	% change	H1 2019	H1 2018	% change
Sales	1,425	1,371	4%	2,840	2,775	2%
Sales excluding divested businesses(1)	1,425	1,362	5%	2,840	2,725	4%
Operating income	240	172	40%	467	1,157	(60%)
Adjusted operating income excluding divested businesses(2)	230	190	21%	471	336	40%
Adjusted EBITDA excluding divested businesses(2)	340	298	14%	690	542	27%
Net income	158	101	56%	297	1,029	(71%)
Adjusted net income	151	113	34%	301	219	37%
EPS(3) (Presented in US dollars)	0.12	0.08	56%	0.23	0.81	(71%)
Adjusted EPS(3) (Presented in US dollars)	0.12	0.09	33%	0.23	0.17	37%
Operating cash flow	239	164	46%	412	200	106%

Adjusted operating income, adjusted EBITDA and operating cash flow for Q2 2019 include a positive impact of the new IFRS 16 accounting standard in the amounts of $3 million, $15 million and $9 million respectively.

(1) Excluding contributions from divested business of Rovita (divested in Q3 2018)

(2) Adjusted operating income excluding divested businesses, and adjusted EBITDA excluding divested businesses are non-GAAP financial measures. See Appendix to this presentation for the appropriate reconciliation tables.

(3) EPS and adjusted EPS are calculated as net income and adjusted net income, respectively, divided by weighted-average diluted number of ordinary shares outstanding. See reconciliation table in the appendix of this presentation.

4

Industrial Products Business Performance

SALES[(1)]


$ millions
+2%
331
336
Q2 2018
Q2 2019

SEGMENT PROFIT
(after G&A allocation[(2)])


+15%
81
93
Q2 2018
Q2 2019

- ✓ **Significant increase in operating margin** from 24% in Q2 2018 to 28% in Q2 2019, matching Q1 2019 record margin of 28%
- ✓ **Growth driven by higher prices**, higher sales volume of brominated flame retardants and elemental bromine, partially offset by lower sales volume of clear brine fluids
- ✓ **Value based strategy extended to phosphorus-based flame retardants,** leading to higher sales prices and lower sales volume

(1) Including inter-segment sales
(2) Commencing Q1 2019, segment profit is measured based on the operating income after allocation of general & administrative without certain expenses that are not allocated to the operating segments as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly. See slide 24 for more information.

5

56 105 346 432 6 (1) Including inter - segment sales (2) Commencing Q 1 2019 , segment profit is measured based on the operating income after allocation of general & administrative without certain expen ses that are not allocated to the operating segments as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly. See slide 24 for more information. Potash Business Performance SALES (1) $ millions +25% +88% Q2 2018 Q2 2018 Q 2 2019 Q 2 2019 x Higher sales volume and prices drove a significant year over year increase in operating margins from 16 % in Q 2 2018 to 23 % in Q 2 2019 x Sales volumes of 1.25 million tonnes , an increase of 14 % vs. Q 2 2018 x Polysulphate production doubled compared to Q 2 2018 , but was 15 % lower than target SEGMENT PROFIT (after G&A allocation (2) )

31 32 +3% 541 518 7 (1) Including inter - segment sales (2) Commencing Q 1 2019 , segment profit is measured based on the operating income after allocation of general & administrative without certain expen ses that are not allocated to the operating segments as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly. See slide 24 for more information. Phosphate Solutions Business Performance SALES (1) SEGMENT PROFIT (after G&A allocation (2) ) $ millions - 4% Q 2 2018 Q 2 2018 Q 2 2019 Q2 2019 x Margin increase achieved despite challenging market conditions in commodity phosphates x Optimizing sales mix and synergies moderated the impact of market downturn x Continued i mprovement in the YPH JV, driven by higher sales and production, as well as lower costs

Innovative Ag Solutions Business Performance

SALES[1]



$ millions
-5%
212
202
Q2 2018
Q2 2019

SEGMENT PROFIT
(after G&A allocation[2])



-25%
16
12
Q2 2018
Q2 2019

- ✓ **Challenging conditions** continued in Q2, highlighted by unfavorable weather mainly in Israel and in the US
- ✓ **Negative impact from exchange rates**, mainly due to the devaluation of the Euro against the US dollar
- ✓ The division continues to focus its efforts on **higher value innovative products and solutions**.

(1) Including inter-segment sales
(2) Commencing Q1 2019, segment profit is measured based on the operating income after allocation of general & administrative without certain expenses that are not allocated to the operating segments as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly. See slide 24 for more information.

8

9 Growth Trend in Most Main Operational Parameters Adjusted operating income, adjusted EBITDA and operating cash flow for Q 2 2019 include a positive impact of the new IFRS 16 accounting standard in the amounts of $ 3 million, $ 15 million and $ 9 million respectively. (1) Adjusted operating income and adjusted EBITDA excluding divested businesses are non - GAAP financial measures. See Appendix to thi s presentation for reconciliation tables. $ millions Adjusted operating income excluding divested businesses (1) Adjusted EBITDA excluding divested businesses (1) Operating cash flow Adjusted operating income Adjusted operating income % Trend line …… Adjusted EBITDA Adjusted EBITDA margin % Trend line …… Operating cash flow Trend line …… 146 190 200 214 241 230 11% 14% 15% 15% 17% 16% 0% 2% 4% 6% 8% 10% 12% 14% 16% 18% 0 50 100 150 200 250 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 244 298 296 322 350 340 18% 22% 22% 23% 25% 24% 0% 5% 10% 15% 20% 25% 30% 0 50 100 150 200 250 300 350 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 36 164 196 224 173 239 10 60 110 160 210 260 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019

Kobi Altman, CFO

Q2 2018 Divested Businesses Excluding divested businesses Prices Quantities Exchange rates Q2 2019 1,371 1,362 1,425 9 67 30 34 11 Q2 2019 Sales Growth Numbers may not add due to rounding and set offs. 1) Excluding contributions from divested business of Rovita (divested in July 2018). See Q2 2019 6 - K Sales ($ millions) Q2 2018 Divested Businesses Excluding divested businesses Industrial Products Potash Phosphate Solutions Innovative Ag Solutions Set-offs & eliminations Q2 2019 1,371 1,362 1,425 9 5 86 14 10 4 (1) (1)

Q2 2018 Adjusted operating income Divested Businesses Excluding divested businesses Potash Industrial Products Phosphate Solutions Innovative Ag Solutions Set-offs & eliminations Q2 2019 Adjusted operating income 188 190 230 2 49 12 1 4 16 Q2 2018 Adjusted operating income Divested Businesses Excluding divested businesses Prices Quantities Energy & transportation Exchange rates Raw materials Operating & other Q2 2019 Adjusted operating income 188 190 230 2 67 12 10 8 9 32 12 Q2 2019 Adjusted Operating Income Expansion Adjusted operating income is a non - GAAP financial measure. See Q1 2019 6 - K and PR for a reconciliation of adjusted operating income to operating income. Numbers may not add due to rounding and set offs. (1) Excluding contributions from divested business of Rovita (divested in July 2018). See Q2 2019 6 - K (1) (1) Operating income ($ millions)

13 Effective Tax Rate $ millions Q Ϯ 19 Q Ϯ 18 FY 2018 Adjusted income before tax (1) 194 134 608 Normalized tax rate 21% 22% 22% Normalized tax expenses 40 30 136 Carryforward losses not recorded for tax purposes 4 3 17 Exchange rate impact and other items (1) (9) (17) Adjusted tax expenses 43 24 136 Adjusted Effective tax rate 22% 18% 22% (1) See calculation in the appendix of this presentation Reported income before tax ϮϬϰ ϭϭϴ 1,364 Reported provision for income taxes 46 20 129

14 IFRS 16 (1) Impact Item Net impact Q2 2019 VS. Q2 2018 Comments Adjusted operating income $3 million Rent expenses decreased by $15 million Depreciation increased by $12 million Adjusted EBITDA $15 million Rent expenses decreased by $15 million Property Plant & Equipment ~$300 million A right - of - use asset recognized at the amount of ~$300 million Financial liabilities ~$300 million Net debt increased by ~$300 million due to an increase in long and short term lease liabilities Finance expenses $6 million Interest expenses increased by $4 million Exchange rate differences of $2 million Adjusted net income $3 million Operating income up by $3 million Finance expenses up by $6 million Operating cash flow $9 million Shift of rent payments (included in operating cash flow) to repayment of debt (included in cash flow from financing activities): $9 million (1) IFRS 16 is a new accounting standard which replaces IAS 17, leases and its related interpretations. See Note 2 in the Q2 2019 6 - K.

15 Strengthening Financial Flexibility (1) Net debt to adjusted EBITDA calculated as short term credit + long term debt & debentures – cash & cash equivalents – short term investments & deposits, divided by last twelve months adjusted EBITDA Net Debt/EBITDA ratio (1) 2.5 2.4 3.1 2.9 1.9 2.0 1.9 Q4 2014 Q4 2015 Q4 2016 Q4 2017 Q4 2018 Q1 2019 Q2 2019

16 Q2 Key Takeaways STRONG FINANCIAL PERFORMANCE DESPITE MARKET CONDITIONS… …ON THE BACK OF SUCCESSFUL STRATEGY EXECUTION CONTINUOUS PROGRESS TOWARDS ACHIEVING & STRENGTHENING LEADERSHIP AND LONG - TERM VALUE CREATION

THANK YOU

APPENDIX

19 Q2 2019 Industrial Products Sales and Segment Profit Analysis SEGMENT SALES SEGMENT PROFIT (after G&A allocation (1) ) Numbers may not add due to rounding and set offs 1) Commencing Q1 2019, segment profit is measured based on the operating income after allocation of general & administrative wit hou t certain expenses that are not allocated to the operating segments as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly. See slide 24 for more inf orm ation. $ millions $ millions 331 336 14 5 4 81 93 14 2 1 1 2

20 Q2 2019 Potash Sales and Segment Profit Analysis SEGMENT SALES SEGMENT PROFIT (after G&A allocation (1) ) $ millions $ millions Numbers may not add due to rounding and set offs 1) Commencing Q1 2019, segment profit is measured based on the operating income after allocation of general & administrative wit hou t certain expenses that are not allocated to the operating segments as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly. See slide 24 for more inf orm ation. 346 432 56 35 5 56 105 35 27 9 22

21 Q2 2019 Phosphate Solutions Sales and Segment Profit Analysis SEGMENT SALES SEGMENT PROFIT (after G&A allocation (1) ) $ millions $ millions Numbers may not add due to rounding and set offs 1) Commencing Q1 2019, segment profit is measured based on the operating income after allocation of general & administrative wit hou t certain expenses that are not allocated to the operating segments as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly. See slide 24 for more inf orm ation. 541 532 518 9 19 17 16 31 33 32 2 19 2 6 7 9

16 12 1 1 1 1 2 2 22 Q 2 2019 Innovative Ag Solutions Sales and Segment Profit Analysis SEGMENT SALES SEGMENT PROFIT (after G&A allocation (1) ) $ millions $ millions Numbers may not add due to rounding and set offs 1) Commencing Q1 2019, segment profit is measured based on the operating income after allocation of general & administrative wit hou t certain expenses that are not allocated to the operating segments as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly. See slide 24 for more inf orm ation. 212 202 1 7 4

23 Finance Expenses $ millions Q2 2019 Q2 2018 Liabilities (1) 2,736 2,650 Interest rate 4.2% 3.8% Interest expenses, net of interest income (2) 29 25 Interest capitalization and other (4) (7) Interest expenses, net 25 18 Total hedging transactions & balance sheet revaluation 2 31 Early redemption of a loan - 13 Exchange rates impact on long - term operating liabilities (2) 10 (8) Net financial expenses 37 54 1) Q 2 2019 debt includes $ 300 million impact of IFRS 16 , which are not included in the Q 2 2018 debt figures 2) Q 2 2019 financial expenses include a $ 4 million increase in interest and a $ 2 mullion exchange rate differences due to the implementation of IFRS 16 Numbers may not add due to rounding

Additional Data: Segment Profit Before and After G&A Expenses

Starting from the first quarter of 2019, ICL's management will measure, and accordingly present in its reports, the results of its business divisions (operating segments) after allocation of general and administrative (G&A) expenses per each division. The purpose of the table below is to assist investors and analysts to prepare accordingly for the publication of the Company's results for the first quarter of 2019. It should be noted that the allocation of G&A expenses with respect to comparison periods was made for convenience purposes only, and changes may occur in the allocation methodology in future periods.

Operating Income	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY 2018	Q1 2019	Q2 2019
Industrial Products (Bromine)												
Profit before allocated G&A expenses	77	76	77	73	303	78	94	95	83	350	108	105
Allocated G&A expenses (income)	11	17	14	14	56	12	13	12	13	50	11	12
Segment profit	66	59	63	59	247	66	81	83	70	300	97	93
Potash												
Profit before allocated G&A expenses	37	61	65	119	282	62	76	97	158	393	98	123
Allocated G&A expenses (income)	21	21	21	21	84	19	20	19	20	78	19	18
Segment profit	16	40	44	98	198	43	56	78	138	315	79	105
Phosphate Solutions												
Profit before allocated G&A expenses	37	37	52	23	149	52	55	63	38	208	63	58
Allocated G&A expenses (income)	26	22	24	24	96	24	24	23	24	95	28	26
Segment profit	11	15	28	(1)	53	28	31	40	14	113	35	32
Innovative Ag Solutions												
Profit before allocated G&A expenses	20	19	9	8	56	25	23	7	2	57	21	21
Allocated G&A expenses (income)	7	6	7	7	27	7	7	8	6	28	8	9
Segment profit	13	13	2	1	29	18	16	(1)	(4)	29	13	12
Other & elimination												
Profit before allocated G&A expenses	2	-	(4)	(3)	(5)	(2)	4	2	(5)	(1)	14	(12)
Allocated G&A expenses (income)	1	(1)	(6)	4	(2)	8	(2)	1	(1)	6	(3)	-
Segment profit	1	1	2	(7)	(3)	(10)	6	1	(4)	(7)	17	(12)
ICL												
Total adjusted operating income before G&A expenses	173	193	199	220	785	215	252	264	276	1,007	304	295
G&A expenses	66	65	60	70	261	70	62	63	62	257	63	65
Adjusted operating income - excl. divestments	**107**	**128**	**139**	**150**	**524**	**146**	**190**	**200**	**214**	**750**	**241**	**230**
Divested businesses' contribution*	9	25	76	18	128	5	(2)	-	-	3	-	-
Adjusted operating income	**116**	**153**	**215**	**168**	**652**	**151**	**188**	**200**	**214**	**753**	**241**	**230**

* Divested businesses incl. Fire Safety and P2S5. In 2018 also including Rovita
Numbers may not add due to rounding

24

25 Reconciliation Tables ( 1 / 2 ) Calculation of adjusted income before tax ($ millions) Q1 19 Q1 18 FY2018 Adjusted operating income 230 188 753 Finance expenses (37) (54) (158) Share in earnings (losses) of equity - accounted investees and adjustments to financial expenses 1 - 13 Adjusted income before tax 194 134 608 Calculation of adjusted operating income and adjusted operating income excluding divested businesses ($ millions) Q2 19 Q1 19 Q4 18 Q3 18 Q2 18 Q1 18 Operating income 240 227 166 196 172 985 Capital gain - - - - - (841) Impairment loss (reversal) (10) - - 3 16 - Provision for early retirement and dismissal of employees - - - - - 7 Provision for legal claims - 14 30 1 - - Provision for closure costs - - 18 - - - Total adjustments (1) (10) 14 48 4 16 (834) Adjusted operating income 230 241 214 200 188 151 Divested businesses’ profit - - - - 2 (5) Adjusted operating income excluding divested businesses 230 241 214 200 190 146 (1) See detailed reconciliation table in the Q 2 2019 6 - K

Reconciliation Tables (2/2)

Calculation of adjusted net income excluding divestments to net income ($ millions)	Q2 19	Q1 19	Q4 18	Q3 18	Q2 18	Q1 18
Net income attributable to the shareholders of the Company	**158**	**139**	**82**	**129**	**101**	**928**
Total adjustments to operating income[1]	(10)	14	48	4	16	(834)
Adjustments to finance expenses[1]	-	-	7	3	-	-
Total tax impact of the above operating income & finance expenses adjustments[1]	3	(3)	(13)	(2)	(4)	12
Contribution from divested businesses	-	-	-	-	2	(1)
Total adjusted net income excluding divested businesses - shareholders of the Company	**151**	**150**	**124**	**134**	**115**	**105**
Weighted-average diluted number of ordinary shares outstanding	1,283,008	1,282,689	1,283,152	1,278,780	1,278,222	1,277,595
Adjusted EPS excluding divestments (US dollar)	**0.12**	**0.12**	**0.10**	**0.10**	**0.09**	**0.08**

Calculation of adjusted EBITDA excluding divestments to net income ($ millions)	Q2 19	Q1 19	Q4 18	Q3 18	Q2 18	Q1 18
Net income attributable to the shareholders of the Company	158	139	82	129	101	928
Depreciation and Amortization	109	111	107	94	105	97
Financing expenses, net	37	35	66	23	54	15
Taxes on income	46	51	19	45	20	45
Adjustments[1]	(10)	14	48	4	16	(834)
Contribution from divested businesses	-	-	-	-	2	(7)
Adjusted EBITDA excluding divested businesses	**340**	**350**	**322**	**295**	**298**	**244**

(1) See detailed reconciliation table "**Adjustments to reported operating and net income (Non-GAAP)**" in the Q2 2019 6-K

26

27 Non - GAAP Financial Measures We disclose in this Quarterly Report non - IFRS financial measures titled sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company ’ s shareholders excluding divested businesses , adjusted EBITDA excluding divested businesses, adjusted EPS excluding divested businesses and free cash flow . Our management uses sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company ’ s shareholders excluding divested businesses and adjusted EBITDA excluding divested businesses to facilitate operating performance comparisons from period to period and present free cash flow to facilitate a review of our cash flows in periods . We calculate our sales excluding divested businesses by adjusting our sales to exclude results of the divested Fire Safety and Oil Additives business (divested in Q 1 2018 ) and Rovita business (divested in Q 3 2018 ) . We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table “ Adjustments to reported operating and net income ” above . Certain of these items may recur . We calculate our adjusted net income attributable to the Company ’ s shareholders by adjusting our adjusted operating income excluding divested businesses, net income attributable to the Company ’ s shareholders to add certain items, as set forth in the reconciliation table “ Adjustments to reported operating and net income (Non - GAAP) ” , excluding the total tax impact of such adjustments and adjustments attributable to the non - controlling interests . We calculate our adjusted operating income excluding divested businesses by excluding the results of the divested Fire Safety and Oil Additives business (divested in Q 1 2018 ) and Rovita business (divested in Q 3 2018 ) . We calculate our adjusted EBITDA by adding back to the net income attributable to the Company ’ s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table “ Adjustments to reported operating and net income ” in the accompanying press release which were adjusted for in calculating the adjusted operating income excluding divested businesses and adjusted net income attributable to the Company ’ s shareholders . Adjusted EPS excluding divested businesses is calculated as adjusted net income excluding divested businesses divided by weighted - average diluted number of ordinary shares outstanding as provided in the reconciliation table under “ Calculation of Adjusted EPS ” . We calculate our free cash flow as our cash flows from operating activities net of our purchase of property, plant, equipment and intangible assets, and adding Proceeds from sale of property, plant and equipment and dividends from equity - accounted investees during such period as presented in the reconciliation table under “ Calculation of free cash flow ” . You should not view sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company ’ s shareholders excluding divested businesses, adjusted EPS excluding divested businesses or adjusted EBITDA excluding divested businesses as a substitute for operating income or net income attributable to the Company ’ s shareholders determined in accordance with IFRS, adjusted EPS excluding divested businesses as a substitute for EPS or free cash flow as a substitute for sales, cash flows from operating activities and cash flows used in investing activities, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company ’ s shareholders, adjusted EBITDA excluding divested businesses and free cash flow may differ from those used by other companies . However, we believe sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company ’ s shareholders excluding divested businesses, adjusted EBITDA excluding divested businesses, adjusted EPS excluding divested businesses and free cash flow provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations , in particular the divested Fire Safety and Oil Additives business (divested in Q 1 2018 ) and the Rovita business (divested in July 2018 ), as we no longer own these businesses . In particular for free cash flow, we adjust our Capex to include any Proceeds from sale of property, plant and equipment because we believe such amounts offset the impact of our purchase of property, plant, equipment and intangible assets . We further adjust free cash flow to add Dividends from equity - accounted investees because receipt of such dividends affects our residual cash flow . Free cash flow does not reflect adjustment for additional items that may impact our residual cash flow for discretionary expenditures, such as adjustments for charges relating to acquisitions, servicing debt obligations, changes in our deposit account balances that relate to our investing activities and other non - discretionary expenditures . Our management uses these non - IFRS measures to evaluate the Company's business strategies and management's performance . We believe that these non - IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance . We present a discussion in the period - to - period comparisons of the primary drivers of changes in the company ’ s results of operations . This discussion is based in part on management ’ s best estimates of the impact of the main trends in its businesses . We have based the following discussion on our financial statements . You should read the following discussion together with our financial statements .

THANK YOU  com group. - icl www. visit us at

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: July 31, 2019